Filed by TLGY Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TLGY Acquisition Corp.

Commission File No. 001-41101

Date: September 10, 2025

As previously announced, on July 21, 2025, TLGY Acquisition Corp., a Cayman Islands exempted company (“TLGY”), StableCoinX Assets Inc., a Delaware corporation (“SC Assets”), StableCoinX Inc., a Delaware corporation, (“Pubco”), StableCoinX SPAC Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and StableCoinX Company Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), entered into a business combination agreement (the “Business Combination Agreement”), for a business combination transaction (the “Transaction”) that will result in, among other things, TLGY and SC Assets becoming wholly owned subsidiaries of Pubco and Pubco becoming a publicly traded company.

On September 8, 2025, Guy Young, the founder of Ethena Labs S.A., gave an interview on the Empire podcast relating to, among other things, the proposed Transaction. A transcript of the relevant portions of the interview is provided herewith.

Excerpted Interview Transcript

Host: Yeah, yeah, yeah. So with that as the context, a bunch of topics I want to get into. The first is you guys just announced the second round on this digital asset treasury, StablecoinX.

I’m going to get these numbers a little wrong because I don’t have it in front of me, but roughly a $500 million raise, there’s like a couple hundred million in buybacks. I thought the best place to actually start would be before we go into the actual second raise and stuff like that, tell me about the structural... You had this interesting tweet back in end of July, which is about the significant challenges with VC unlocks.

And I like to see you say this, because I think a lot of founders are facing this, but rarely anybody actually confronts it publicly. Tell me about the structural challenge that you were trying to solve with the digital asset treasuries.

Guy Young: Yeah, so I think the first thing to say is that I made many mistakes when it came to fundraising in the last two years. I think this is the first time that I’ve ever started a business, raised capital for what I’m doing, and I think naturally you make mistakes when it is your first time. I think the summary of that is that we raise too much at too low a price, which should be pretty obvious to most people.

Host: You raise too much money at too low of a valuation?

Guy Young: Yeah, exactly.

Host: But isn’t that a circumstance of like you were a startup, so you couldn’t get a high valuation?

Guy Young: Yeah, no, I think that’s fair. We actually didn’t need as much money as we did raise. I think that there was a bit of raising was kind of at the bottom of the bear market, and it was a question of like, is there even a VC market that’s left here in like 18 months?

And so kind of over raised at the wrong time. So I think like I’ll admit that we basically made mistakes, but you can sort of like course correct these things obviously three time. I think the big issue, though, is that, and it’s something that’s been spoken about quite a bit, is that there’s just not enough capital on liquid markets to actually carry these tokens from TGE and through their life cycle after that.

So there’s a ton of VC capital that’s willing to get in private markets, but actually like the gross aggregate liquid fund cash that’s sitting around, I think, is anywhere between 10 to 15 billion dollars. So that covers like two olds basically in terms of their emissions schedule for like some of these bigger olds that exist in the market now. And so I think the fundamental thing is that even if you look at like total old notional market cap, where did it peak in 2021 and then 2024, it was basically the same number, which is $1.2 trillion.

And to me, that was an indication of like, maybe that’s how much money there is in the world for people to just be punting, you know, retail money, just punting, like what is 95% vaporware. And the view I have is that basically, you need to mature at some point where these things become investible by tri-fi, where there’s real pools of capitals that are willing to carry these things further through their life cycle. And I think we could see that in a very powerful way when we looked at the way that Circle traded.

Everyone was pretty negative actually when Circle was coming out on their IPO within crypto. You had people saying this thing was overvalued at five bill and it ripped in everyone’s faces 10x to 300 times that things. And to me, it was a very strong indication that there’s excessive demand within TradFi for this narrative.

But we haven’t found connective tissue to sort of connect what we’re doing within crypto to those markets and the pools of capital that sit there. And so to me, it was very obvious like we have a problem. There’s not enough capital that’s actually bidding these things within crypto.

And then you have another problem in TradFi, which is that we don’t have other ways to express a long view on the growth of stable coins and digital dollars. So why don’t we put those two things together? And that’s sort of where we arrived at the logic why this made very, I would say like uniquely, this was uniquely interesting to Ethena, just based on where we’re sitting a few months ago.

Host: Before the DATs came, how did you think, because you obviously saw these, I mean, basically from now until sometime in 2028, you have these like big, you have a bunch of unlocks, right? And where the VCs are unlocking, they can sell the tokens. How did you think you were gonna solve that problem?

Guy Young: Yeah, I don’t actually have like a proper answer to that. I think if you spend too much of your time thinking about that, you don’t actually build a product that can actually grow into your valuation. So it’s not something that I spend a lot of time thinking about.

It’s one of those things I sort of hoped would work itself out. But I think we just got presented with a very interesting opportunity, which was you now had the opportunity to try and fix that problem yourself. And that’s when I think we focused in on trying to get these supporting these DATs to market.

[…]

Host: Yeah. All right, let’s get into the DAT. So you guys had this, so you guys have StablecoinX, did a big raise over the summer, started the buybacks.

You guys just completed the second raise, got announced on, I think it was Friday, raised $500 million, started buying back a couple hundred million. Walk me through the second raise for the debt.

Guy Young: Yeah, it was really just re-running the same structure that we had in place there in the first one. So just so people are aware, this is quite unique, I think, in terms of its structure, in terms of what was built together with TLGY and StablecoinX. So essentially, what’s happening is like investors are buying locked tokens, and then the proceeds of the locked tokens that are going into the vehicle are recycled in as spot purchases on the open market.

I think the market responded extremely well to that structure, and it was actually a new one that we brought to market that didn’t really exist in the same format before we came out with the first raise. And I think the reason for that is that a lot of these vehicles are being set up in a way where they’re kind of just extra liquidity for either, you know, VCs to put in tokens and then, or the cash that’s actually coming in just goes to the foundation as an OTC and sort of sits in a side pocket on the side. So I think a lot of the time you see these raises and then people are like, why should I care?

The foundation just raised 200 million and sitting with them and nothing’s happening afterwards. So I think the piece that the market responded to reasonably well was actually the foundation saying, we’re getting alongside you and sort of bidding in the open market alongside you. So yeah, that was sort of like the basic structure.

It was just, you know, a repeat of the same structure at a larger size in terms of what was completed now. And I think the other thing that looks structurally quite different in this vehicle is actually, it was actually a SPAC rather than some of the shells that you’re seeing coming to market now. The fundamental difference here is actually the time to the liquidity, the timing in the market is much longer for a SPAC.

So it’s typically somewhere between a three to four months process until the shares are actually trading in the quid. There are a bunch of different reasons for why we thought that was the right thing to do. And I think you’ve seen some news come out this week.

You might have seen the NASDAQ was getting a bit upset with some of the in-kind contributions with our shareholder votes and that kind of stuff. I think we’re starting to see a bit of the cracks now of people taking shortcuts with a few of these things. And I think the view that we took was that it’s harder to raise money when the liquidity profile is longer, obviously, but we wanted to set it up for something that we thought was built for the long term.

And so yeah, we didn’t take the same path that everyone else did with a vehicle that could get to market with a much shorter liquidity profile.

Host: How much, the big difference from your first DAT to the second DAT, I guess the same debt but different raise is that the MNAVs have drastically compressed. How big of an impact did that have on the second raise?

Guy Young: I’d say a little bit of an impact but not an enormous one. I think if people were trading this to get in and out within a month, I think they would be a bit more sensitive to what’s happening week to week in terms of the markets. I think fundamentally here, a lot of people were actually just using this as a good way to get an entry onto Ethena with a longer term view of we want to be long Ethena and like the growth of like the secular growth of the narrative that it sits within for a longer period of time.

So I’d actually say like the capital that’s sitting within our DATs is like 80% extremely long term venture capital rather than some of the guys who are playing extremely short like flip games around the MNAV within a month. So I’d say obviously people are looking at these things in the market and I think this week was particularly weak for some of the ETH vehicles in terms of how they’re trading. But I think ultimately people are getting in here with a longer term view than like a month so it didn’t have that large of an impact.

Host: Yeah I was talking to these guys who the team of another DAT that’s been a pretty big one that’s coming to market but the MNAVs compressing of a bunch of these Eth DATs has basically like probably 50% of the funding has been ripped from this DAT. And the thing I was telling this team is like you probably just saved yourself a bunch of headache that was going to come in 90 to 120 days because, you know, so what’s your guess on how these things evolve?

Guy Young: Yeah, it might be surprising to hear but I’m pretty skeptical I think on a lot of them and I think the long term like viability of why a bunch of these should exist like I don’t even think, you know, the 7th Alt-L1 vehicle of the same token kind of has a reason to exist. And I think a lot of these things are kind of pretty quickly trade below NAV. I think for us, it’s something I’ve spoken about before.

For us, it’s really just a distribution play. Like I would encourage anyone who’s listening to this, don’t buy any of the DATs associated with Ethena if they’re above one times NAV. That’s not something I think that makes sense in the way that they’re designed now.

What we want is just easy access to people in the markets to be able to get in maybe at one times NAV in terms of getting their hands in the underlying. For us, it’s really just there’s big pools of capital within DraftFi that we haven’t had access to and we just want to open up to those people. I think for us, it’s a slightly different story, which is like people want something else except for Circle to express a long view on the growth of the stablecoin sector.

This is a very uniquely interesting catch-up play because we’re growing faster. It’s like the first legitimate competitor that’s actually come up to the big two, i.e. crossing $10 billion.

Then I think the most interesting piece about this is that the responsiveness of Ethena to rate cuts is very different to Circle. So when rates go down, Circle’s business model is actually quite challenged, where you just immediately lose all the revenue that will be coming through there. We tend to see actually like funding rates and the rates on Ethena’s product go up at the same period of time when rates go down in the real world.

That’s a very powerful impact because people will look at that and say, we’re going into an easing environment, is there a rotation from these businesses that are negatively geared towards falling rates to something that’s actually going to benefit from it? I think ours almost looks like a pseudo equity story rather than something that’s like a pure DAT where you’re just buying BTC or ETH at some premium to have.

Host: Yeah. I want to get into other aspects of Ethena’s business, but anything else on DATS that you think is interesting or relevant?

Guy Young: Yeah. I think one thing we haven’t spoken about a bunch, which is actually a pretty interesting tailwind for DeFi in general, if it can be done in the right ways. Really think about connective tissue between capital markets in the real world and on-chain finance in terms of deployment in DeFi.

You’ve seen a few of these start to deploy like ETH into some of the staking products that you see on-chain. One idea that I think is pretty interesting to explore with something like Ethena, right, is that, so you can raise debt financing within the vehicle at 5-6 percent within TradFi and then deploy that into USD at 10. Now, you’ve actually created a very interesting TradFi to DeFi carry trade, where you can do that at mega scale, obviously, fixed income markets are huge in the real world, and then actually push the TVL and growth of your own products on-chain, and then monetize that spread that you’re actually creating between TradFi and DeFi.

I think we’re going to see a lot of very interesting structures that actually find compliant pathways for capital to come at scale from TradFi into DeFi. I think a lot of the products that we provide like leverage, yield, all of these different pieces could be enormous beneficiaries of those flows. Because this is slightly different to ETFs, right?

Where the mandates of some of these DATs is much broader than an ETH staking ETF, for example, because it’s almost like an open-ended hedge fund to basically take the ETH and just say, maximize the return that you can make on the other side. So I think that there’s an interesting tailwind that might sort of evolve with DeFi TVL that falls out of this.

Host: Guy, can we go a little deeper on just what you think will actually happen here with this carry trade? Let’s follow this a little bit.

Guy Young: So yeah, I think as rates fall, your ability to raise leverage from TradFi obviously becomes cheaper. And I think what we’ve generally seen in the last cycles and even at the beginning of this one in 2024 is like when rates start to fall in TradFi, people speculate more on the longer tail of assets, crypto, demand for leverage picks up within DeFi, within CeFi, and actually as rates are falling in TradFi, we tend to see actually crypto rates go up in the opposite direction. That becomes like a very powerful impact when you have access to borrowing within TradFi.

So let’s say you set up a DAT. It’s got $5 billion of ETH, and you can go raise $10 billion in dollars to go and deploy in DeFi after that. One of the most, this is going to be a very compelling way that people can actually argue why should you pay more than one times NAV for the underlying?

Because if you listen to some of the ways that like Tom Lee describes like why a premium to NAV is justified, he talks about like the ETH staking yield, right? Which I don’t think that doesn’t stand up on its own two feet in my view because I don’t think it’s like fundamentally inaccessible unless you sort of went through the vehicle. But let’s say you put a capital structure in place where they were monetizing that spread of like borrowing $10 billion from TradFi, deploying that into DeFi and then earning, you know, three, four, five percent on the 10 billion that’s been borrowed.

That income stream, you cannot replicate yourself, right? When you’re holding ETH, that can only be like done or put in a package when it’s sitting within one of these vehicles. And so, I think it’s a way that people are going to start to want to differentiate themselves, which is like how large of a scale can we do what I’ve just described there?

And how effectively can we do it in terms of monetizing that spread? And that’s actually the way that these DATs can compete with one another to say, you should be paying two times now for this because I can construct the capital structure that no one else can. And that is fundamentally why.

Why is it that Saylor is different to everyone else? It’s because he can raise leverage in a capital structure that you and I do not have access to. We cannot get access to non-collabable, non-liquidatable debt or leverage on BTC.

And that’s why it actually makes sense to pay more than one time now for Bitcoin in strategy.

Host: Yeah, that’s interesting. You probably end up having an evolution of these DATs where instead of just putting like a one-to-one token in it, DATs basically become this vehicle through which capital ends up getting mobilized in TradFi world and then deployed on chain at scale. Yeah.

Did this for people who kind of saw the leverage run up of 2021 and then the leverage blow up right at the end of 2021 and into really in 2022. Does that scare you at all?

Guy Young: Yeah, I don’t think it’s actually the same because let’s say you’re raising $5 billion of debt to put it like $5 billion into USDe as some example. You’re not actually levering the underlying crypto asset. Your ETH is not actually encumbered by that trade.

You’re encumbering it by the USDe that you’re putting it into on the other side. So I think that sort of carry trade that I described there doesn’t actually necessarily increase risk a whole ton because it’s kind of like collateralized one-to-one with what you’re deploying it into. I think the risk obviously becomes like if you start to lever up all of the underlying assets and you’re, you know, two X long ETH within the vehicle itself and then these things start getting liquidated, obviously that becomes a bit more challenging.

I think the one thing that’s good is that they’re all much more transparent vehicles, right? Like we couldn’t really see into the balance sheets of all of the entities that blew up last cycle. Well, here it’s like you actually have disclosure requirements to be showing to the market.

So anyone who’s kind of reading those documents will be well aware of how much leverage there actually is when it is sort of building up.

Host: Yeah. Who, as you think about it, so other than Ethena, who ends up benefiting the most from this? Like who, what on chain protocols?

Guy Young: Yeah, I think it could be stuff like Syrup, Sky, Spark, Aave, basically anything that facilitates leverage, always providing like a dollar with a yield type product. I had a tweet on this actually describing, I quoted the video that you did with Michael when he was talking about the spreads. I think those names I described there are basically the biggest beneficiaries of that rate shift dynamic.

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Additional Information and Where to Find It

In connection with the Business Combination, Pubco intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of TLGY and a preliminary prospectus of Pubco, and after the Registration Statement is declared effective, TLGY will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of the record date to be established for voting at the Extraordinary General Meeting. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. TLGY and Pubco may also file other documents with the SEC regarding the Business Combination. TLGY’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about TLGY, SC Assets, Pubco and the Business Combination.

TLGY’s shareholders and other interested persons will be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed by TLGY and Pubco with the SEC, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

TLGY, SC Assets, Pubco and their respective directors and officers may be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination. More detailed information regarding the directors and officers of TLGY, and a description of their interests in TLGY, is contained in TLGY’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 5, 2025, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination and other matters to be voted upon at the Extraordinary General Meeting will be set forth in the Registration Statement for the Business Combination when available.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements with respect to the proposed Business Combination include expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding SC Assets, Pubco, TLGY and the proposed Business Combination, statements regarding the anticipated benefits and timing of the completion of the proposed Business Combination, the assets held by SC Assets and Pubco, the price and volatility of ENA Token, ENA Token’s growing prominence as an issuer of digital dollars on-chain, Pubco’s listing on any securities exchange, the macro, political and regulatory conditions surrounding ENA Token, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting its treasury initiatives and strategic stake in the Ethena Protocol, plans and use of proceeds, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination and the level of redemptions of TLGY’s public shareholders, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; the risk that the proposed Business Combination may not be completed by TLGY’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of TLGY’s shareholders and the listing of Pubco’s securities on a national securities exchange at closing; failure to realize the anticipated benefits of the proposed Business Combination; the level of redemptions by TLGY’s public shareholders, which may reduce the public float of, reduce the liquidity of the trading market of, and/or impact the ability of, the shares of Class A common stock of Pubco to be listed in connection with the proposed Business Combination; the insufficiency of the third-party fairness opinion for the board of directors of TLGY in determining whether or not to pursue the proposed Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; costs related to the proposed Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the volatile nature of the price of ENA Token; the risk that Pubco’s stock price will be highly correlated to the price of ENA Token and the price of ENA Token may decrease between the signing of the definitive documents for the proposed Business Combination and the closing of the proposed Business Combination or at any time after the closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding ENA Token; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the proposed Business Combination, Pubco experiences difficulties managing its growth and expanding operations; the risks that launching and growing Pubco’s ENA Token treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing Pubco’s business plan, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A Common Stock will be listed or by the SEC, which may impact Pubco’s ability to list its securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, SC Assets, TLGY or others following announcement of the proposed Business Combination, and those risk factors discussed in documents that Pubco and/or TLGY has filed, or will file, with the SEC. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of The Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that have been and/or will be filed by TLGY with the SEC from time to time, the Registration Statement that will be filed by Pubco and TLGY and the proxy statement/prospectus contained therein, and other documents that have been or will be filed by TLGY and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither TLGY, SC Assets nor Pubco presently know or that TLGY, SC Assets and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of TLGY, SC Assets, and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY, SC Assets, nor Pubco gives any assurance that any of TLGY, SC Assets, or Pubco will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by TLGY, SC Assets or Pubco or any other person that the events or circumstances described in such statement are material.

The terms of the proposed Business Combination described in this communication, including any dollar-denominated figures or implied valuations, are based on information as of the date of the signing of the definitive Business Combination Agreement and assume no redemptions from the TLGY trust account. These terms are subject to change, including as a result of fluctuations in the price of ENA Token prior to closing of the proposed Business Combination. There can be no assurance that the final terms at the closing of the Business Combination will reflect the figures referenced herein.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TLGY, SC Assets, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.